Filed pursuant to Rule 433
Registration File No. 333-283950
Issuer Free Writing Prospectus dated January 14, 2025
Relating to the Preliminary Prospectus Supplement
dated January 14, 2025
(To prospectus dated December 20, 2024)
NUVEEN CHURCHILL DIRECT LENDING CORP.
$300,000,000 6.650% Notes due 2030
PRICING TERM SHEET
January 14, 2025
The following sets forth the final terms of the 6.650% Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 14, 2025 (the “Preliminary Prospectus
Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Nuveen Churchill Direct Lending Corp. (the “Company”)

Security Title:	6.650% Notes due 2030

Expected Ratings*:	Moody's: Baa3/Stable Fitch: BBB-/Stable

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	January 14, 2025

Settlement Date**:	January 22, 2025 (T+5)

Maturity Date:	March 15, 2030

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025

Price to Public (Issue Price):	99.808% of the principal amount

Coupon (Interest Rate):	6.650%

Yield to Maturity:	6.690%

Spread to Benchmark Treasury:	+ 210 basis points

Benchmark Treasury:	4.375% due December 31, 2029

Benchmark Treasury Price and Yield:	99-01 ¾ / 4.590%

Optional Redemption:
Prior to February 15, 2030 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:
–(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable

Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, or
–100% of the principal amount of the Notes to be redeemed,
On or after the Par Call Date, the Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	67090S AA6 / US67090SAA69

Joint Book-Running Managers:	BofA Securities, Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC

Co-Managers:	Citizens JMP Securities, LLC Keefe, Bruyette & Woods, Inc. MUFG Securities Americas Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Note:    *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Note:    **The Company expects that delivery of the Notes will be made to investors on or about January 22, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus Supplement, which has been filed with the Securities and Exchange Commission (the “SEC”) contains this and other information about the Company and should be read carefully before investing.
The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from BofA Securities, Inc. toll- free at +1-800-294-1322, SMBC Nikko Securities America, Inc. collect at +1-212-224-5135 or Wells Fargo Securities, LLC toll-free at +1-800-645-3751.
Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.